UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC. (Registrant)
By:	/s/ Cameron Letters
Name:	Cameron Letters
Title:	General Manager

Notice of 2019 Annual Meeting of Shareholders
and Proxy Statement

Wednesday, April 17, 2019 at 10:30 a.m. (Local Time),
Panama City, Panama

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
Street address:
Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este
Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 14, 2019

Dear Shareholder:

You are cordially invited to attend the 2019 Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) to be held at the Hilton Panama Hotel, Avenida Balboa and Calle Aquilino de la Guardia, Panama City, Republic of Panama, on Wednesday, April 17, 2019, at 10:30 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:
1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2018 (Proposal 1);
2)	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2019 (Proposal 2);
3)
to elect four directors (one director to represent the holders of the Class A shares of the Bank’s common stock (“Class A Director”) and three directors to represent the holders of the Class E shares of the Bank’s common stock (“Class E Directors”), each to serve a three-year term (Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4); and
5)	to transact such other business as may properly come before the Annual Meeting.

Proposals 1, 2, 3, and 4 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual Meeting and a proxy card. Copies of the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2018, may be obtained by writing to Mrs. Ana Graciela de Méndez at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the “Investor Relations” section of the Bank’s website at http://www.bladex.com/en/investors.

Important notice to beneficial shareholders of Class E shares who hold their shares through a broker rather than directly in their own name: In accordance with the New York Stock Exchange (“NYSE”) rules, your broker will not be able to vote your shares with respect to any non-routine matters (including the election of directors) if you have not given your broker specific instructions to do so. There are two routine matters to be voted on at the Annual Meeting: the approval of the audited consolidated financial statements for the fiscal year ended December 31, 2018 and the ratification of the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2019. The election of directors, the advisory vote on executive compensation, are matters considered non-routine under applicable rules.

A broker or other nominee cannot vote without instructions from the beneficial owner on non-routine matters, and therefore broker non-votes may exist in connection with such proposals. Most of our outstanding shares are held in this manner, so it is important that you submit a vote. We strongly encourage all shareholders to vote. Please vote as soon as possible, even if you plan to attend the Annual Meeting in person.

To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. Class E Shareholders (as defined below) shall have the option to use the Internet, telephone, or mail to vote their proxy in accordance with the instructions provided in their proxy cards. Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of whether you sent a proxy card.

The Board of Directors of the Bank (the “Board”) recommends that you vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Wednesday, April 17, 2019.

Sincerely,

Jorge Luis Real
Secretary

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 17, 2019

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a banking institution incorporated in accordance with the laws of the Republic of Panama (hereinafter called the “Bank”), as of the record date set forth below, that the 2019 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at Hilton Panama Hotel, Avenida Balboa and Calle Aquilino de la Guardia, Panama City, Republic of Panama, at 10:30 a.m. (Panama time), on Wednesday, April 17, 2019.

The Annual Meeting will be held for the following purposes:
1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2018 (Proposal 1);
2)	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2019 (Proposal 2);
3)
to elect four directors (one director to represent the holders of the Class A shares of the Bank’s common stock (“Class A Director”) and three directors to represent the holders of the Class E shares of the Bank’s common stock (“Class E Directors”), each to serve a three-year term (Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4); and
5)	to transact such other business as may properly come before the Annual Meeting.

The Board has fixed the close of business on March 11, 2019 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting. The presence (in person or by proxy) of holders representing at least one half (1∕2) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting generally. In addition, the presence (in person or by proxy) of holders representing at least one half (1∕2) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share, of each such class is necessary to constitute a quorum at the Annual Meeting for the purpose of electing directors of such class. If a quorum is not present at the Annual Meeting scheduled to be held on Wednesday, April 17, 2019, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 18, 2019, at the same location. At such second meeting, a quorum at the Annual Meeting generally will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. Class E Shareholders (as defined below) shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. If shareholders attend the Annual Meeting, they may revoke their proxies and vote in person if they so desire, even if they have previously mailed their proxy cards.

The enclosed proxy card is being solicited by the Board. Each Proposal and the instructions for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors,

Jorge Luis Real
Secretary

March 14, 2019

IT IS IMPORTANT THAT ALL SHAREHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. CLASS E SHAREHOLDERS SHALL HAVE THE OPTION TO USE THE INTERNET, TELEPHONE OR MAIL TO VOTE THEIR PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THEIR PROXY CARDS.

SHAREHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
PROXY STATEMENT FOR THE 2019 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 17, 2019

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2019 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Wednesday, April 17, 2019, at Hilton Panama Hotel, Avenida Balboa and Calle Aquilino de la Guardia, Panama City, Republic of Panama, at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof. References to “$” are to United States dollars.

The Annual Meeting has been called for the following purposes:
1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2018 (See Proposal 1);

2)	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2019 (See Proposal 2);

3)
to elect four directors (one director to represent the holders of the Class A shares of the Bank’s common stock (“Class A Director”) and three directors to represent the holders of the Class E shares of the Bank’s common stock (“Class E Directors”), each to serve a three-year term (See Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (See Proposal 4); and

5)	to transact such other business as may properly come before the Annual Meeting.

The Board recommends that all shareholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board recommends that (i) all holders of the Class E shares (“Class E Shareholders”) vote FOR Ricardo Manuel Arango, Herminio A. Blanco and Roland Holst as directors to represent the holders of Class E shares of the Bank’s common stock. With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on an advisory basis, of the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement. This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 14, 2019. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Class E Shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. The presence of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2018; (2) FOR Proposal 2 to ratify the appointment of KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2019; (3) FOR Proposal 3 to grant proxy holders the discretion to vote, in accordance with their best judgment, to elect Ricardo Manuel Arango, Herminio A. Blanco and Roland Holst as directors to represent the holders of the Class E shares of the Bank’s common stock; (4) FOR Proposal 4 to approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure; and (5) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

Bladex 2019 Proxy Statement     1

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
PROXY STATEMENT FOR THE 2019 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 17, 2019

To reduce the expense of delivering duplicate proxy materials to our shareholders, we will be delivering only one set of proxy materials to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed $10,000, plus out-of-pocket expenses.

Voting, Outstanding Shares and Quorum

The Board of Directors established March 11, 2019 as our record date. Therefore, only shareholders of record of our common stock at the close of business on March 11, 2019 (the “Record Date”), may vote, either in person or by proxy, at the Annual Meeting. The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the Class A shares, Class B shares, and Class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors.

For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class. A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.

The presence (in person or by proxy) of the holders of at least one half (1∕2) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (1∕2) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting on Wednesday, April 17, 2019, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 18, 2019, at the same location, with the shareholders present (in person or by proxy) at such second meeting. At such second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

2     Bladex 2019 Proxy Statement

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
PROXY STATEMENT FOR THE 2019 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 17, 2019

As of December 31, 2018, there were issued and outstanding an aggregate of 39,538,550 shares of all classes of the Bank’s common stock. Set forth below is the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2018:

Class of Shares	Number of Shares Outstanding as of December 31, 2018
Class A Common Shares	6,342,189
Class B Common Shares	2,245,226
Class E Common Shares	30,951,135
Class F Common Shares	0
Total Common Shares	39,538,550

As of December 31, 2018, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 13% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2018:

	As of December 31, 2018
Class A Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.6
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.2
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11-409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.4
Total Shares of Class A Common Stock	6,342,189	100.0	16.0

Bladex 2019 Proxy Statement     3

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
PROXY STATEMENT FOR THE 2019 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 17, 2019

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	39.4	2.2
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	13.2	0.7
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	6.6	0.4
Sub-total shares of Class B Common Stock	1,327,579	59.2	3.3
Total Shares of Class B Comon Stock	2,245,226	100.0	5.7
Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP(1) 11988 El Camino Real, Suite 600 San Diego, California 92130 United States	5,137,485	16.6	13.0
Principal Global Investors, LLC(2) 711 High Street Des Moines, Iowa 50392 United States	2,542,963	8.2	6.4
Paradice Investment Management, LLC(3) 257 Fillmore Street, Suite 200 Denver, Colorado 80206 United States	2,389,375	7.7	6.0
LSV Asset Management(4) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606 United States	1,738,374	5.6	4.4
Sub-total shares of Class E Common Stock	11,808,197	38.2	29.8
Total Shares of Class E Common Stock	30,951,135	100.0	78.3
Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Sub-total shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	39,538,550		100.0
(1)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated January 10, 2019.
(2)	Source: Shareholder Identification Report performed by Ipreo, a service provider of Bladex.
(3)	Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated February 14, 2019.
(4)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 12, 2019.

4     Bladex 2019 Proxy Statement

PROPOSAL 1—TO APPROVE THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

The Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2018 were prepared by the Bank in accordance with International Financial Reporting Standards (IFRS), and were audited by the Bank’s independent registered public accounting firm, KPMG, which expressed an unqualified opinion, in accordance with International Standards on Auditing. The Bank has applied the provisions of International Accounting Standard 1 (IAS 1) in presenting its financial results. At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited consolidated financial statements; however, the audited consolidated financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s audited consolidated financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR
THE FISCAL YEAR ENDED DECEMBER 31, 2018.

Bladex 2019 Proxy Statement     5

PROPOSAL 2 — TO RATIFY THE APPOINTMENT OF KPMG AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019

The shareholders will vote to ratify the appointment of KPMG as independent registered public accounting firm for the fiscal year ending December 31, 2019, as auditors of the Bank, to report on the Bank’s audited consolidated financial statements and to perform such other appropriate audit related services as may be required.

Prior to KPMG’s appointment as our auditors, we employed Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm until our Shareholders ratified the appointment of KPMG at the Bank’s Annual Shareholders Meeting on April 11, 2018.

The audit reports of Deloitte on the Bank’s consolidated financial statements as of the years ended December 31, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audit of the fiscal years ended December 31, 2017 and December 31, 2016, and during the subsequent interim period through the date of the Company’s 2017 Annual Report on Form 20-F, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their opinion on the Bank’s consolidated financial statements. In addition, there were no reportable events as listed in Item 304 (a) (1) (v) of Regulation S-K.

In connection with the audit of the fiscal year ended December 31, 2018, and during the subsequent interim period through the date of this proxy statement, neither the Company, nor anyone on its behalf, consulted KPMG regarding either (i) application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, in any case where a written report or oral advice was provided to the Company by KPMG, that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Bank has been advised by KPMG that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. KPMG will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE OF THE BOARD,
WHICH IS RESPONSIBLE FOR THE FINAL RECOMMENDATION OF THE BANK’S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM, UNANIMOUSLY RECOMMENDS THAT YOU VOTE
FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE BANK’S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.

6     Bladex 2019 Proxy Statement

PROPOSAL 3 — ELECTION OF DIRECTORS

The Board consists of ten directors, in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the Class A Shareholders, five directors are elected by the Class E Shareholders, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding Class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the Class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11. As of the Record Date, there are no issued or outstanding Class F shares. Except for the Bank’s Chief Executive Officer, Mr. N. Gabriel Tolchinsky and Director, Mr. Ricardo Manuel Arango, all current members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the New York Stock Exchange Listed Company Manual, and Rule No. 05-2011 and No. 05-2014 of the Superintendency of Banks of Panama. Information regarding the independence determination of directors is included on the Bank’s website at https://www.bladex.com/en/investors/governance-documents.

Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years. Directors can be re-elected multiple times. For the election of directors representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a shareholder of each class has the number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of his, her or its votes in favor of one candidate or distribute such votes among all of the directors to be elected, or among two or more of them, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.

At the Annual Meeting, the holders of Class A shares of the Bank’s common stock will be asked to elect one director and the holders of Class E shares of the Bank’s common stock will be asked to elect three directors. The votes of the Class A Shareholders and Class E Shareholders will be counted separately as a class for the purpose of electing the Class A Director and Class E Directors, respectively. Each elected director will serve a term of three years. The Board has nominated Ricardo Manuel Arango, Herminio A. Blanco and Roland Holst as directors to represent the holders of the Class E shares of the Bank’s common stock.

One Director to be Nominated for Election to Represent Holders of Class A Shares

At the Annual Meeting Class A Shareholders will have the opportunity to nominate qualified candidates for the election of the Class A Director to represent the holders of the Class A shares of the Bank’s common stock.

Three Class E Directors Nominated for Election

With the recommendation of the Bank’s Compensation Committee, the Board has nominated each of Ricardo Manuel Arango, Herminio A. Blanco and Roland Holst for re-election as a director to represent the holders of the Class E shares of the Bank’s common stock.

Ricardo Manuel Arango has served as a Director of the Board since 2016. Mr. Arango is a senior partner of the law firm of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016, and as a member of the board of directors and audit and compliance committees of Banco General since 2012. Mr. Arango served as a member of the board of directors of Corporación La Prensa from 2002 to 2016 and as Chairman of its Editorial Committee from 2011 to 2016. He also served as a member of the board of directors of the Panama Stock Exchange from 1999 to 2016 and as its Chairman from 2007 to 2011. Mr. Arango is a member of the Latin American Business Council (CEAL) and represents his firm before Lex Mundi, the largest network of independent law firms in the world. From 1985 to 1987, Mr. Arango worked at White & Case in New York. From 1987 to 1995, Mr. Arango worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner of the firm in 1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School and a Master of Laws degree from Yale Law School.

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PROPOSAL 3 — ELECTION OF DIRECTORS

He was a Fulbright Scholar from 1983 to 1985. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango´s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal-business acumen; in-depth understanding of the Bank´s business and operations; and experience as board member in different companies, qualify him to serve on the Board.

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco has served as President of IQOM since 2005. IQOM offers business solutions on international trade, investment and regulatory affairs and provides access to one of the most complete databases of international trade flows and regulations. Since January 2017, IQOM has been the lead advisor of the Consejo Coordinador Empresarial, the umbrella organization of the Mexican private sector, in the renegotiation of the North American Free Trade Agreement (“NAFTA”). Dr. Blanco has been a member of the board of directors for CYDSA since 2004 and of Fibra Uno since 2011; he is chairman of Arcelor-Mittal Mexico. He has also been a member of the Trilateral Commission since 2001. Dr. Blanco served as Secretary of Trade and Industry of Mexico from 1994 to 2000, Undersecretary for International Trade and Negotiations, and Chief Negotiator of NAFTA from 1990 to 1993. He was also responsible for the negotiation of the free trade agreement with the European Union, with the European Free Trade Area, with various Latin American countries and with Israel from 1994 to 2003, and launched the process that led to the negotiation of the free trade agreement with Japan. Dr. Blanco holds a B.A. in economics from Instituto Tecnológico de Estudios Superiores de Monterrey, a Ph.D. in economics from University of Chicago, and a Doctor Honoris Causa from Rikkyo University in Japan. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Roland Holst has served as a Director of the Board since November 1, 2017 when he was designated to fill the vacancy created by the retirement of Ms. Maria da Graça França. Dr. Holst was Treasurer and Member Ex-Officio of the Board from May 2017 to October 2017 and was previously a Board member from 2014 to 2017. Dr. Holst has served as a board member of Sudameris Bank, Paraguay since 2017 and served as a Director of the Board of Banco Central del Paraguay from 2012 to 2017. He was Head of Fixed Income Research at State Street Global Markets in Boston, MA from 2007 to 2011 and Quantitative Analyst at Starmine Corp. in San Francisco, CA from 2006 to 2007. He was a Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago from 2003 to 2006. Dr. Holst worked at Garantia PFP, a pension fund, as an Investment Manager from 1997 to 2001 and was General Manager of Bolsa de Valores de Asunción, Paraguay from 1995 to 1997. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst´s professional experience in the fields of finance and economics and his academic skills qualify him to serve on the Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE holders of CLASS
E SHARES VOTE FOR THE RE-ELECTION OF RICARDO MANUEL ARANGO, HERMINIO A.
BLANCO AND ROLAND HOLST AS CLASS E DIRECTORS OF THE BANK REPRESENTING THE
HOLDERS OF THE CLASS E SHARES OF COMMON STOCK.

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PROPOSAL 4 — TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE BANK’S EXECUTIVE OFFICERS

While we are not subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act’s (the “Dodd-Frank Act”) rules governing say-on-pay and say-on-frequency, an advisory vote on the frequency of stockholders votes on named executive officers’ compensation was conducted in connection with the 2017 Annual Meeting of Shareholders in conformity therewith. The Board recommended, and the Bank’s shareholders agreed, that the advisory vote on executive compensation be held on an annual basis. Accordingly, the Bank is providing shareholders with an advisory vote on compensation programs for the Bank’s named executive officers (sometimes referred to as “say-on-pay”). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Bank’s named executive officers as described in this Proxy Statement.

This vote is non-binding. The Board and the Compensation Committee, which pursuant to its Charter is comprised solely of independent directors (see below), expects to take into account the outcome of the vote when considering future named executive officers’ compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under “Compensation of Executive Officers and Directors,” included elsewhere in this Proxy Statement, the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. Equity compensation in the form of stock options and restricted stock units that are subject to further time-based vesting is a significant component of executive compensation. We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest between three and four years) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement for a more detailed description of the Bank’s compensation programs and plans.

For the reasons outlined above, and further described and explained elsewhere in this Proxy Statement, we believe that our executive compensation program is well-designed, appropriately aligns executive pay with the Bank’s performance, and incentivizes desirable behavior. Accordingly, we are asking you to endorse our named executive officers’ compensation program by voting for the following resolution:

“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in the “Compensation of Executive Officers and Directors” section in this Proxy Statement.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE
FOREGOING RESOLUTION FOR THE REASONS OUTLINED ABOVE.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Information regarding Directors

The following table and biographies set forth certain information concerning the directors whose terms do not expire in 2019 and who will continue to serve as directors following the Annual Meeting, including information with respect to each director’s current position with the Bank and other institutions, class of shares which such director represents, country of citizenship, the year that each director’s term expires, and age.

Name	Country of Citizenship	Position Held with the Bank	Year Term Expires	Age
CLASS A
José Alberto Garzón Gaitán
Legal Vice President and General Secretary
Banco de Comercio Exterior de Colombia	Colombia	Director	2020	48

Javier González Fraga
Chairman
Banco de la Nación Argentina	Argentina	Director	2020	70
CLASS E
Mario Covo
Founding Partner
DanaMar LLC	United States	Director	2020	61

Miguel Heras Castro
Managing Director
Inversiones Bahia Ltd	Panama	Director	2021	50
ALL CLASSES
Gonzalo Menéndez Duque
Director
Banco de Chile	Chile	Director	2021	70

N. Gabriel Tolchinsky
Chief Executive Officer
Banco Latinoamericano de Comercio Exterior, S.A	Argentina	Director	2021	57

José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia S.A. (Bancoldex) in Colombia since 2003, as Administrative Vice President from 2016 to 2017 and in various other capacities with Bancoldex since 1995, holding the positions of Director of the Legal Department from 2000 to 2003 and Attorney in the Legal Department from 1995 to 2000. Mr. Garzón has served as a member of the Board of Directors of Fiduciaria Colombiana de Comercio Exterior S.A. (Fiducoldex) in Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento in Colombia since 2015 and Segurexpo de Colombia, S.A. Aseguradora de Crédito in Colombia since 2000. Previously Mr. Garzón was an Attorney at Legis Editores in Colombia in 1995 and General Manager of Servibolsa Ltda. Servicios Inmobiliarios from 1993 to 1995. He is currently a Professor of Credit Insurance, in the Insurance Law Program at Pontificia Universidad Javeriana in Colombia and previously taught History of Political Ideas and Insurance at Fundación Universitaria Jorge Tadeo Lozano in Colombia from 1996 to 2004. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario in Colombia. Mr. Garzón also holds Master’s degrees in Commercial Law and Project Finance Studies from Universidad de Los Andes in Colombia and Insurance Law from Pontificia Universidad Javeriana in Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard’s Kennedy School of Government.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal and regulatory matters relating to the banking industry and, in particular, in trade finance qualify him to serve on the Board.

Javier González Fraga has served as a Director of the Board since 2017. Mr. González Fraga has served as the Chairman of Banco de la Nación Argentina since 2017. He was a candidate for Vice President of Argentina in 2011. Mr. González Fraga served as Chairman of the Central Bank of Argentina on two occasions between 1989 and 1991, and as Vice President of the Buenos Aires Stock Exchange from 1994 to 1999. Mr. González Fraga was a Director of the Argentine Institute of Capital Markets from 1992 to 1999 and a member of the Board of Public Companies in Argentina in 1987. In 1998, Mr. González Fraga was recognized by Konex as Best SMES Entrepreneur of the Decade, for his capacity as Founder of the dairy company La Salamandra S.A., Argentina. He was a Professor at UCA Pontificia Universidad Católica Argentina from 1973 to 2000. Mr. González Fraga holds a Bachelor degree in Economics from UCA and is a Ph.D. candidate, having various papers and books published. Mr. González Fraga’s business background and financial expertise qualify him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is the Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013. He was Founding Partner of Helios Advisors in 2003, Founding Partner of Finaccess International, Inc. in 2000 and Founding Partner of Columbus Advisors in 1995. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

Miguel Heras Castro has served as a Director of the Board since 2015. Since 1999, Mr. Heras has served as Managing Director and as a member of the board of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, real estate, and communications markets. He currently leads the private equity and venture capital efforts of the group. Mr. Heras also serves on various other boards throughout Latin America including Cable Onda since 2009, Sistemas de Generación S.A. (SIGSA), Televisora Nacional and Bahia Motors since 2007. Mr. Heras has served as Vice President of the board of the Panama Food Bank since 2015, as Director of the Biodiversity Museum from 2008 to 2014, and Banco Continental de Panama from 2002 to 2007 and was also a member of its ALCO Committee. Mr. Heras was the negotiator for the acquisition of several banking institutions, and in 2007 led the negotiation for the merger of Banco Continental with Banco General to create one of the largest banks in Central America. Mr. Heras was also a member of the board of directors of Amnet Telecommunications Holdings, the leading provider of pay TV and triple play services in Central America from 2005 to 2008, Tricom from 2009 to 2014, Vice Chairman of the board of Cable and Wireless (Panama) Inc. from 1997 to 1999 and a member of the board of the Panamanian Stock Exchange from 1999 to 2005. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998 and President of the Council on Foreign Trade. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor Degree in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies qualifies him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990, and as Chairman of the Board for two different terms, from 1995 to 1998, and again from 2002 to present. Mr. Menéndez Duque is currently a Director of the Luksic Group in Chile, which includes Banco de Chile, Compañía Sudamericana de Vapores, S.A. and Quiñenco S.A. and Vice Chairman of Fundación A. Luksic A. and Fundación Educacional Luksic. In addition, he serves as Chairman of Inversiones Vita S.A. and Director of Banchile Seguros de Vida S.A. Mr. Menéndez Duque served as Chief Executive Officer of Antofagasta plc, a company listed on the London Stock Exchange and has served as a member of its board since 1985. He also served as a member of the Superior Council of Universidad de Antofagasta, as well as a member of the Superior Council and the board of Centro de Estudios Públicos CEP (non-profit Chilean educational foundation) and Consejo de la Fundación Corporación de Ayuda al Niño Limitado COANIL. Mr. Menéndez Duque was a professor at the Faculty of Economics and Graduate Program of Universidad de Chile. Mr. Menéndez Duque was commended in 2008 by the Faculty of Economics and Business of Universidad de Chile, as the most outstanding graduate, in recognition of his career and contributions to society in the business and entrepreneurial sectors of Chile and was awarded the “Excelencia 90” Prize, as the most distinguished businessman of the year in Chile by AméricaEconomía magazine in 1990. Mr. Menéndez Duque holds a Bachelor’s degree in business administration and

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

accounting, with honors, from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member of different companies, qualify him to serve on the board.

N. Gabriel Tolchinsky has served as Chief Executive Officer and Member of the Board of Directors since April 2018. Mr. Tolchinsky joined Bladex as Chief Operating Officer – Executive Vice President in May 2017, after serving as an External Consultant since 2014, and was appointed Deputy Chief Executive Officer in February 2018. In 2013, he was a founding partner and Chief Administrative Officer of Maritime Finance Company Ltd., specializing in maritime finance. Mr. Tolchinsky was also a founding partner of Helios Advisors LLC investment funds from 2002 to 2013, which focused on commodity-related companies; the Chief Operating Officer of FinAccess International Inc., from 2000 to 2002, a Mexican investment fund management company; as well as a founding partner of Columbus Advisors LLC from 1995 to 2000, a fund specializing in fixed income instruments in emerging markets, where he also served as Portfolio and Risk Manager. He previously held various positions in investment banking on Wall Street, New York, from 1985 to 1995, including Producing Manager of Emerging Markets Fixed Income Sales at Merrill Lynch from 1991 to 1995. Mr. Tolchinsky holds a Bachelor of Science degree in Mathematical Sciences from Tel Aviv University, Israel, as well as a Master of Science (Operations Research) degree and a Master of Arts (Statistics) degree, both from Columbia University, New York, U.S.A. Mr. Tolchinky’s extensive business experience, as well as his leadership and managerial experience, qualifies him to serve on the Board.

Information regarding Non-Executive Officers of the Board (“Dignatarios”)

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“dignatarios”) and their current office or position with other institutions. Dignatarios are elected annually by the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque*
Director
Banco de Chile, Chile	Chile	Chairman of the Board	70

Roland Holst*
Board Member
Sudameris Bank, Paraguay	Paraguay	Treasurer	49

Jorge Luis Real
Executive Vice President - Chief Legal Officer
Banco Latinoamericano de Comercio Exterior, S.A., Panama	Panama	Secretary	46
*	Indicates individual is also a member of the Board.

12     Bladex 2019 Proxy Statement

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent oversight of management.

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Mr. N. Gabriel Tolchinsky has served as Chief Executive Officer since April 30, 2018. Mr. Gonzalo Menéndez Duque has served as Chairman of the Board since 2002 and previously from 1995 to 1998 and qualifies as an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K.

In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the Superintendency of Banks of Panama, the Bank’s organizational documents and charters of each of the following Board committees, a majority of the members of the Board of Directors, all members of the Audit Committee, and all members of the Compensation Committee of the Bank are independent directors.

Our Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.

Meetings of the Board and Committees

During the fiscal year ended December 31, 2018, the Board held eight. Directors attended an average of 97% of the total number of Board meetings held during the fiscal year ended December 31, 2018.

The following table sets forth the membership and number of meetings for each of the five committees of the Board during the fiscal year ended December 31, 2018:

Name	Audit	Risk Policy and Assessment	Finance and Business	Compliance and Anti-Money Laundering	Compensation
Ricardo Manuel Arango		Member	Member	Chairman
Herminio A. Blanco	Chairman	Member
Mario Covo		Member	Chairman
José Alberto Garzón	Member				Member
Javier González Fraga	Member				Member
Miguel Heras Castro		Chairman	Member	Member
Roland Holst		Member	Member
Gonzalo Menéndez Duque	Member	Member
João Carlos de Nóbrega Pecego			Member		Chairman

Number of Committee Meetings Held in 2018	6	6	6	7	6

Audit Committee

The Audit Committee is a standing committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The current members of the Audit Committee are Mr. Herminio A. Blanco (Chair), Mr. Gonzalo Menéndez Duque, Mr. José Alberto Garzón and Mr. Javier González Fraga.

The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule Nos. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2018, the committee met six times.

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit Committee requires an annual self-evaluation of the committee’s performance.

The Audit Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2018.

The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, the Bank’s current independent registered public accounting firm, for the 2018 fiscal year, and Deloitte, the Bank’s previous independent registered public accounting firm, for the 2017 fiscal year, as well as fees paid by the Bank in 2018 and 2017 for audit-related services provided by both of these firms.

	2018	2017
Audit Fees	$684,919	$647,906
Audit-Related Fees	$259,671	$206,189
Tax Fees	—	—
All Other Fees	—	—
Total	$944,590	$854,095

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by KPMG and Deloitte, respectively, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit-related fees include aggregate fees billed for assurance and related services by KPMG and Deloitte, respectively, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs as part of the normal course of business of the Bank.

The Audit Committee’s Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Mr. Miguel Heras Castro (Chair), Mr. Gonzalo Menéndez Duque, Mr. Ricardo Manuel Arango, Mr. Herminio A. Blanco, Mr. Mario Covo and Mr. Roland Holst.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to country, market, liquidity, technological, information security (including cybersecurity) risks and the analysis of operational risks, which take into account the legal risks associated with the Bank’s products.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Additionally, the Risk Policy and Assessment Committee assess and approve credit limits and approve Management proposals for granting all kinds of financing up to the legal limit applicable to the Bank in accordance with current regulations on the date of approval of each transaction and/or economic group, reporting to their Board, and referring the transaction to the Board for consideration and approval when the transaction limit exceeds the authorization limit delegated to the Committee.

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the committee to meet at least four times per year. During the fiscal period ended December 31, 2018, the Risk Policy and Assessment Committee held six meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Mr. Ricardo Manuel Arango, Mr. Miguel Heras Castro, Mr. Roland Holst and Mr. João Carlos de Nóbrega Pecego.

The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the committee to meet at least five times per year. During the fiscal year ended December 31, 2018, the committee held six meetings.

The Finance and Business Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Compliance and Anti-Money Laundering Committee

The Compliance and Anti-Money Laundering Committee is a standing committee of the Board. The current members of the Compliance and Anti-Money Laundering Committee are Directors Mr. Ricardo Manuel Arango (Chair) and Mr. Miguel Heras Castro, and the Bank’s Chief Executive Officer, Chief Operating Officer, Chief Commercial Officer, Chief Risk Officer, Chief Audit Officer, Chief Legal Officer and the Chief Compliance Officer.

The Compliance and Anti-Money Laundering Committee acts in support of the Board, fulfilling its responsibilities in compliance matters while also fulfilling the functions attributed to them pursuant to applicable laws and regulations related to compliance, including the responsibility to direct the Bank’s Compliance Program on a strategic level.

Compliance includes all the laws and regulations are applicable to the Bank and are related to Anti-Money Laundering and the Combating of the Financing of Terrorism and the Proliferation of Weapons of Mass Destruction (AML/CFT), the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), the Foreign Accounts Tax Compliance Act (FATCA) and the OECD’s Common Reporting Standards (CRS).

The Committee holds regular meetings at least every two months. During the fiscal year ended December 31, 2018, the Compliance and Anti-Money Laundering Committee held seven meetings.

The Compliance and Anti-Money Laundering Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Compensation Committee

The Compensation Committee is a standing committee of the Board. The current members of the Compensation Committee are Mr. João Carlos de Nóbrega Pecego (Chair), Mr. José Alberto Garzón and Mr. Javier González Fraga.

The Charter of the Compensation Committee requires that all members of the Committee be independent directors. No member of the Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule Nos. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. The Compensation Committee charter requires the committee to meet at least five times per year. During the fiscal year ended December 31, 2018, the Compensation Committee held six meetings.

The Compensation Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; recommending compensation for Board members and committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. Additionally, this committee submits recommendations on issues related to make improvements to the Bank´s operating model, and evaluates and proposes technology and communications strategic plans.

The Compensation Committee will consider qualified director candidates recommended by shareholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the Committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Compensation Committee in identifying nominees for director, diversity is one of the factors the Compensation Committee considers. The Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of race, national origin or other characteristics in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The fact that out of a total of ten members, eight different nationalities are represented, reflects the importance given to diversity by the Board of Directors.

The Charter of the Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Compensation Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

None of the Bank’s executive officers serve as a director or a member of the Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Compensation Committee. None of the members of the Compensation Committee has ever been an employee of the Bank.

16     Bladex 2019 Proxy Statement

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Executive Officers

Set forth below is the information regarding the executive officers of the Bank, as of the date hereof.

Name	Position Held with the Bank	Country of Citizenship	Age
N. Gabriel Tolchinsky	Chief Executive Officer	Argentina	57
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	47
Alejandro Jaramillo	Executive Vice President Chief Commercial Officer	Colombia	43
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	52
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	53
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	42
Jorge Luis Real	Executive Vice President-Chief Legal Officer and Secretary of the Board of Directors	Panama	46
Jorge Córdoba	Executive Vice President Chief Audit Officer	Panama	45

N. Gabriel Tolchinsky has served as Chief Executive Officer and Member of the Board of Directors since April 2018. Mr. Tolchinsky joined the Bank as Chief Operating Officer – Executive Vice President in May 2017, after serving as an External Consultant since 2014, and was appointed Deputy Chief Executive Officer in February 2018. In 2013, he was a founding partner and Chief Administrative Officer of Maritime Finance Company Ltd., specializing in maritime finance. Mr. Tolchinsky was also a founding partner of Helios Advisors LLC investment funds from 2002 to 2013, which focused on commodity-related companies; the Chief Operating Officer of FinAccess International Inc., from 2000 to 2002, a Mexican investment fund management company; as well as a founding partner of Columbus Advisors LLC from 1995 to 2000, a fund specializing in fixed income instruments in emerging markets, where he also served as Portfolio and Risk Manager. He previously held various positions in investment banking on Wall Street, New York, from 1985 to 1995, including Producing Manager of Emerging Markets Fixed Income Sales at Merrill Lynch from 1991 to 1995. Mr. Tolchinsky holds a Bachelor of Science degree in Mathematical Sciences from Tel Aviv University, Israel, as well as a Master of Science (Operations Research) degree and a Master of Arts (Statistics) degree, both from Columbia University, New York, U.S.A.

Erica Lijtztain was appointed Executive Vice President, Chief Operating Officer in February 2018, and has served as Senior Vice President, Corporate Services, since June 2017. She previously served in various capacities for Banco Patagonia, S.A. in Argentina: Executive Manager – Risk Management from 2015 to 2017, Budget and Information Manager from 2008 to 2015, Manager – Special Projects from 2003 to 2008, and Manager – Commercial Planning and Control from 2001 to 2003. Ms. Lijtztain is a Certified International Investment Analyst, and holds a Master’s degree in Business Administration from University Torcuato di Tella, Argentina, and a Bachelor’s degree in Economic Science – Actuary from University of Buenos Aires, Argentina.

Alejandro Jaramillo was appointed Executive Vice President, Chief Commercial Officer of the Bank on May 1, 2017. Mr. Jaramillo joined the Bank in 2012, working in the Bank’s Treasury department as the Head of Funding. In 2013, he became the Head of Loan Structuring & Distribution, spearheading the growth and development of the Bank’s Loan Syndication business and the purchase and sale of loans in the secondary market. Prior to joining the Bank, Mr. Jaramillo spent nine years at BNP Paribas, both in New York and in Bogota, Colombia. At BNP Paribas, he contributed to the development of the bank´s Commodity Structured Finance business in Latin America, and he was a Director in the Bank´s Corporate & Investment Banking unit. Before that, he worked at Standard Chartered Bank as a credit analyst in their Bogota, Colombia office as well as in the Global Commodity Finance unit in New York. Mr. Jaramillo has a Bachelor´s degree in Industrial Engineering from Universidad de los Andes - Bogota, Colombia, and an MBA from Columbia University in New York.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer of the Bank since December 2017. She also served in various capacities within the Bank since 1990, including as Senior Vice President of Finance and the alternate to the Chief Financial Officer from 2014 to 2017, Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the the Bank’s finance area since 1994. Mrs. Méndez served as Commercial Relationship Manager at the Bank from 1991 to 1993 and as an Economist from 1990 to 1991. Mrs. Méndez holds a Bachelor’s degree in Business and Economics with a specialization in Economics and Mathematics, graduating Magna Cum Laude from Albertus Magnus College, New Haven, Connecticut., U.S.A.

Eduardo Vivone was appointed Executive Vice President, Treasury and Capital Markets, in February 2018, and has served as Senior Vice President, Head of Treasury, since September 2013. He also served as Senior Vice President, Funding, from April through August 2013. Before joining the Bank, he served as Head of Global Markets for HSBC Bank Panama from 2010 to 2012, Regional Sector Head, Government Sector – Global Banking, Americas for HSBC Securities, New York from 2007 to 2010, Head of Treasury for HSBC Bank, Spain from 2003 to 2007, Head of Balance Sheet Management and Forward Foreign Exchange for HSBC Bank, Argentina from 1998 to 2003, and he served in diverse capacities for Banco Roberts, Buenos Aires from 1990 to 1998, serving his last two years as Head of Financial Planning. Mr. Vivone is a Certified Public Accountant and holds a Master’s degree in Finance from the University of CEMA, Buenos Aires, Argentina, and a Bachelor´s degree in Accounting from University of Buenos Aires, Argentina.

Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management of the Bank since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni has served in different capacities in the credit risk area in banking and the international private sector in Argentina from 1997 to 2006. Mr. Tizzoni is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University, performed a fintech programme by Saïd Business School, University of Oxford, holds a Master Degree in Enterprise Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor’s degree in Business Administration and a Certified Public Accountant, both from the University of Buenos Aires in Argentina.

Jorge Luis Real was appointed Executive Vice President, Legal and Compliance in February 2018. He has served as Senior Vice President, Chief Legal Officer of the Bank from 2016 to 2018, and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Vice President, Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University. Holds a Master degree in Commercial and Corporative Law from Université Panthéon-Assas (Paris II) and a Bachelor’s degree in Law and Political Science from Universidad Católica Santa María La Antigua in Panama.

Jorge Córdoba joined the Bank as Executive Vice President, Chief Audit Officer in October 2017. Previously, Mr. Córdoba served as Director – Internal Audit LATAM for Credit Andorra Financial Group from 2013 to 2017, where he supervised from Panama the internal audit of the Group business in Panama, Mexico, Peru, Paraguay, Uruguay, Colombia and Miami, U.S.A. Between the years 2002 and 2013, he served as International Internal Auditor for Pan-American Life Insurance Group (PALIG) in charge of the branch offices and affiliates in some Latin American countries and U.S. cities. During 2001 and 2002, he served as Internal Auditor for Dresdner Bank Lateinamerica AG – Panama, and from 1992 to 2001, he served as Senior Auditor for PricewaterhouseCoopers. Mr. Córdoba is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University and is a Certified Public Accountant and holds a Degree in Accounting from Universidad de Panama. He also holds a Post Graduate Certificate in International Trade Management from St. Clair College of Applied Arts and Technology, Ontario, Canada.

18     Bladex 2019 Proxy Statement

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Compensation of Executive Officers and Directors

The Compensation Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank’s Proxy Statement for 2019.

Compensation Consultant

The Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2018, the Compensation Committee did not retain or obtain the advice of any compensation consultant.

Executive Officers Compensation

Annually, in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers variable compensation, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stock units.

During the fiscal year ended December 31, 2018, the aggregate amount of cash compensation paid by the Bank to the executive officers employed in the Bank’s Corporate Headquarters for their services was $1,013.379.

In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank. This plan was revised in October 2015, and amended and restated as the 2015 Stock Incentive Plan (“2015 Plan”).

On February 6, 2018, the Bank granted to current executive officers 23,412 restricted stock units corresponding to 2017 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on February 6, 2019, and the subsequent vestings on each anniversary of the first vesting date. As of December 31, 2018, the compensation cost charged against the Bank’s 2018 income in connection with these restricted stock units was $271,734. The total remaining compensation cost of $308,886 will be charged over a period of 2.9 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2018, the Bank charged to salaries expense $49,487 with respect to the contribution plan.

2018 Chief Executive Officer Compensation

The compensation of the Bank’s Chief Executive Officer for 2018 included an annual base salary of $350,000, and a performance-based cash bonus of $500,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $19,690. The Chief Executive Officer is eligible to receive a severance payment of $350,000 upon his departure.

The former Chief Executive Officer who retired on April 30, 2018, received a total cash compensation of $500,000 during 2018, including a contractual severance payment of $350,000.

Results of the 2018 Advisory Vote on Compensation of Executive Officers

At the Company’s annual meeting of shareholders held on April 11, 2018, our shareholders were asked to approve, on an advisory basis, the Bank’s fiscal year 2017 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (93.16%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in the fiscal year 2018. The Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Compensation and Risk

The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.

In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work for long-term growth of the Bank.

Board of Directors Compensation

Each non-employee Director of the Bank receives an annual cash retainer of $85,000 for his or her services as a Director and the Chairman of the Board receives an annual cash retainer in the amount of $135,000.

The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the Compensation Committee, Risk Policy and Assessment Committee, and Finance and Business Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2018 to the Directors of the Bank as a group for their services as Directors was $847,500.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.

During the fiscal year ended December 31, 2018, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2018, the total cost for these restricted shares amounted to $1,635,900, of which $739,125 was registered during 2018, and the remaining compensation cost of $896,774 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2018, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 268,637 Class E shares, representing approximately 0.87% (based on 30,951,135 Class E shares outstanding as of December 31, 2018) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2018 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2018. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Name	Number of Shares Owned as of Dec. 31, 2018(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2018(2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Unvested Restricted Stock Units(3)
N. Gabriel Tolchinsky	5,000	—	5,000	*	—
Erica Lijtztain		1,008	1,008	*	3,024
Alejandro Jaramillo	2,948	1,573	4,521	*	4,718
Ana Graciela de Méndez		756	756	*	2,268
Eduardo Vivone		882	882	*	2,646
Alejandro Tizzoni	2,868	1,176	4,044	*	5,278
Jorge Luis Real		458	458	*	1,375
Jorge Córdoba		—	—		—
Total	10,816	5,853	16,669		19,309
*	Less than one percent of the outstanding class E shares.
(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2018.
(3)	Includes 23,412 and 3,501 unvested restricted stock units granted to executive officers on February 6, 2018 and June 14, 2017, under the 2015 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary, except for the 2017 grant. The 2017 grant will vest 25% on June 14, 2017, followed by 25% on each anniversary of the first vesting date. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2018, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2018:

Name	Number of Shares Owned as of Dec. 31, 2018(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2018(2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares(3)
Javier González Fraga	2,100	0	2,100	*	9,900
José Alberto Garzón	2,100	0	2,100	*	9,900
Roland Holst	11,850	0	11,850	*	6,000
Ricardo Manuel Arango	4,200	0	4,200	*	11,700
Herminio A. Blanco	69,060	0	69,060	*	11,700
Mario Covo	47,427	0	47,427	*	11,700
João Carlos de Nóbrega Pecego(4)	2,100	0	2,100	*	9,900
Miguel Heras Castro	52,300	0	52,300	*	11,700
Gonzalo Menéndez Duque	60,831	0	60,831	*	17,550
Total	251,968		251,968		100,050
*	Less than one percent of the outstanding class E shares.
(1)	Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 19, 2018; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	27,779 Class E shares corresponding to Mr. Pecego’s entitlement under the Bank’s 2008 and 2015 Plans were assigned by Mr. Pecego to Banco do Brasil.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

For additional information regarding stock options granted to executive officers and directors, see Note 20 “Cash and stock-based compensation plans” to the audited consolidated financial statements of the Bank for the fiscal year ended December 31, 2018.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines, each director within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines as they apply to them.

The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other Executive Officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial Ownership table in this Proxy Statement are in compliance with the guidelines as they apply to them.

The following elements are included in determining the Directors’ and Executive Officers’ share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units; and vested or unvested stock options.

22     Bladex 2019 Proxy Statement

CORPORATE GOVERNANCE

Corporate Governance Practices

The Board has decided not to establish a Corporate Governance Committee. Given the importance that Corporate Governance has for the Bank, the Board decided to address all matters related to Corporate Governance at the Board level. Further, the Audit Committee is responsible for promoting continued improvement in the Bank’s Corporate Governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its Corporate Governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on “Investors Relations / Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/investors/governance-documents.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.

c/o Mr. Gonzalo Menéndez Duque
Director and Chairman of the Board of Directors
Torre V, Business Park
Avenida La Rotonda, Urb. Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama

In addition, the Bank has selected Ethics Line, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com.

Transactions with Related Persons

Certain Directors of the Bank are also Directors and Executive Officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other companies own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. In accordance with the Risk Policy and Assesment Committee’s charter, Directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are Executive Officers or Directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

Code of Ethics

Our Code of Ethics regulates related party transactions and applies to all Directors, Officers and Employees. Any transaction entered into with a related party must be assessed in the first instance by the Bank’s Legal Department to assess whether such transaction complies with the laws and regulations enacted by the Government of the Republic of Panama, the Securities and Exchange Commission of the United States or any other laws and regulations applicable to the Bank. The Code of Ethics requires that each individual deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Further, it imposes an express duty on all Directors, Officers and Employees to act in the best interests of the Bank.

All Directors, Officers and Employees of the Bank are required to avoid any situation that might cause a conflict of interest and are required to notify, through the use of Ethics Line, the existence of any such conflict of interest as provided for in the Code of Ethics.

The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer and the Vice President - Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflicts of interest. Any violation of the Code of Ethics constitutes grounds for disciplinary actions, including dismissal and possible legal action. In

Bladex 2019 Proxy Statement     23

CORPORATE GOVERNANCE

situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interest is involved, but where the executive does not believe that a significant conflict of interest exists, the executive is required to obtain approval from the Audit Committee before getting involved in that situation.

The Code of Ethics also prohibits Directors, Officers and Employees from competing with the Bank, using the Bank’s information, or such Director, Officer or Employee’s position, for personal gain, and taking corporate opportunities for personal gain.

The Code of Ethics also prohibits Directors, Officers and Employees from buying or selling the Bank’s shares or securities based on confidential or privileged information of material importance to the Bank and its businesses.

The Code of Ethics is posted on the “Investors Relations / Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/investors/governance-documents; you may also request a printed copy free of charge by sending a written request to the Secretary of the Bank at the address listed on the cover of this Proxy Statement.

24     Bladex 2019 Proxy Statement

Audit Committee Report

The Audit Committee is currently composed of four members of the Board, each of whom is independent of the Bank and its management, based upon the independence standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations. The members of the Audit Committee have maintained independence through the year 2018. The Board has adopted, and annually reviews, the Audit Committee Charter. The Audit Committee Charter specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities.

The Audit Committee has evaluated and discussed the Bank’s December 31, 2018 audited consolidated financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting. The Bank’s management has presented to the Audit Committee that the Bank’s audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards. Also, the Audit Committee met with the independent registered public accounting firm and has discussed the results of the audit performed and evaluation of the internal control over financial reporting. The Audit Committee also has discussed with KPMG the matters that independent registered public accounting firms must communicate to audit committees under Public Company Accounting Oversight Board (“PCAOB”) rules.

The Audit Committee also has received from KPMG the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with KPMG the independence of KPMG from the Bank, and has determined that KPMG remains independent from the Bank. The Audit Committee also has considered whether the provision of audit-related services to the Bank is compatible with KPMG independence, and has determined that the provision of such audit-related services to the Bank is compatible with KPMG’s independence from the Bank.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the December 31, 2018 audited consolidated financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2018.

Respectfully submitted,

Audit Committee

Herminio A. Blanco, Chair
Gonzalo Menéndez Duque, Director
José Alberto Garzón, Director
Javier González Fraga, Director

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Shareholders Proposals for 2020 Annual Meeting

Any proposals that a shareholder wishes to have included in the Bank’s Proxy Statement for the 2020 annual meeting of shareholders, including, without limitation, any nomination of a Director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 10, 2020. In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Compensation Committee to evaluate the nominee.

Other Matters

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Jorge Luis Real
Secretary

March 14, 2019

26     Bladex 2019 Proxy Statement

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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

The Board of Directors recommends you vote FOR the following proposals:

3. Election of Directors

FOR HOLDERS OF CLASS E SHARES: ELECTION OF THREE DIRECTORS.

	For	Withhold
3a. Ricardo Manuel Arango	☐	☐
3b. Herminio A. Blanco	☐	☐
3c. Roland Holst	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

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BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

P R O X Y

The undersigned, revoking all previous proxies, hereby appoints José Alberto Garzón and Mario Covo, or any one of them, each with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held at the Hilton Panama Hotel, Ave. Balboa and Calle Aquilino de la Guardia, Panama City, Republic of Panama, on April 17, 2019 at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof.

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Unless otherwise specified in the squares provided or as indicated on the reverse side, the undersigned's vote will be cast FOR Proposals (1), (2), (3) and (4) and in the proxy holder's discretion with respect to any other business which may properly come before the Annual Meeting or any postponements or adjournments thereof. If any other matters properly come before the Annual Meeting of Shareholders or any postponements or adjournments thereof, the persons named in this proxy will vote in their discretion.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.